UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2023.	Commission File Number: 001-14446

The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel’s Office

P.O. Box 1, Toronto Dominion Centre,

Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated March 31, 2023 - TD Announces Dividend Rates on Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 18 (NVCC) and Non-Cumulative Floating Rate Preferred Shares Series 19 (NVCC)

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: March 31, 2023	By:	/s/ Ye Xia
	Name:	Ye Xia
	Title:	Associate Vice President, Legal Treasury and Corporate Securities